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Exhibit 99.1

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	March 31, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$180,727	$165,357
Restricted cash	295,857	278,329
Receivables, net (includes Receivables, net of consolidated variable interest entity of $2,857 and $0)	21,459	24,104
Inventories	6,688	7,093
Prepaid gaming tax	14,661	15,901
Prepaid expenses and other current assets	20,953	18,783

Total current assets	540,345	509,567
Property and equipment, net	2,481,030	2,505,763
Restricted cash, noncurrent	15,007	15,006
Goodwill	124,313	124,313
Native American note receivable (includes Native American note receivable of consolidated variable interest entity of $21,255 and $0)	21,255	—
Intangible assets, net (includes Intangible assets of consolidated variable interest entity of $23,480 and $24,000)	271,814	272,524
Land held for development	240,836	240,836
Investments in joint ventures	5,139	5,516
Native American development costs (includes Native American development costs of consolidated variable interest entity of $0 and $20,904)	165,236	184,975
Other assets, net (includes Other assets, net of consolidated variable interest entity of $2,100 and $2,074)	97,670	95,643

Total assets	$3,962,645	$3,954,143

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Current portion of long-term debt (includes Current portion of long-term debt of consolidated variable interest entity of $36 and $35)	$242,372	$242,366
Accounts payable	10,572	10,266
Construction contracts payable	537	516
Accrued interest payable (includes Accrued interest payable of consolidated variable interest entity of $24 and $120)	26,954	22,399
Accrued expenses and other current liabilities (includes Accrued expenses and other current liabilities of consolidated variable interest entity of $24 and $0)	95,494	92,268

Total current liabilities	375,929	367,815
Long-term debt, less current portion (includes Long-term debt, less current portion, of consolidated variable interest entity of $5,281 and $5,343)	8,592	8,659
Deferred income taxes, net	103,632	108,551
Investments in joint ventures, deficit	355,724	344,767
Other long-term liabilities, net (includes Other long-term liabilities, net of consolidated variable interest entity of $538 and $0)	13,428	12,778

Total liabilities not subject to compromise	857,305	842,570

Liabilities subject to compromise	5,998,279	5,997,821

Total liabilities	6,855,584	6,840,391

Commitments and contingencies
Stockholders' deficit:
Common stock, par value $0.01; authorized 10,000 shares; 41.7 shares issued	—	—
Non-voting common stock, par value $0.01; authorized 100,000,000 shares; 41,674,838 shares issued	417	417
Additional paid-in capital	2,968,023	2,964,648
Accumulated other comprehensive income	2	43
Accumulated deficit	(5,861,509)	(5,849,683)

Total Station Casinos, Inc. stockholders' deficit	(2,893,067)	(2,884,575)

Noncontrolling interest	128	(1,673)

Total stockholders' deficit	(2,892,939)	(2,886,248)

Total liabilities and stockholders' deficit	$3,962,645	$3,954,143

The accompanying notes are an integral part of these condensed consolidated financial statements.

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands)

(unaudited)

	Three months ended March 31,
	2011	2010
Operating revenues:
Casino	$183,353	$180,275
Food and beverage	45,137	39,919
Room	19,248	18,917
Other	14,385	15,505
Management fees	4,880	12,481

Gross revenues	267,003	267,097
Promotional allowances	(19,276)	(17,726)

Net revenues	247,727	249,371

Operating costs and expenses:
Casino	74,760	72,512
Food and beverage	32,227	25,398
Room	8,471	8,306
Other	5,335	4,548
Selling, general and administrative	57,105	53,548
Corporate	7,307	8,918
Development and preopening	1,086	1,874
Depreciation and amortization	33,130	44,066
Write-downs and other charges, net	279	6,709

	219,700	225,879

Operating income	28,027	23,492
Earnings from joint ventures	5	1,671

Operating income and earnings from joint ventures	28,032	25,163

Other (expense) income:
Interest expense, net (contractual interest for the three months ended March 31, 2011 and March 31, 2010 was $103,895 and $102,357, respectively)	(23,619)	(27,473)
Interest and other expense from joint ventures	(10,441)	(34,313)
Change in fair value of derivative instruments	397	(41)

	(33,663)	(61,827)

Loss before income taxes and reorganization items	(5,631)	(36,664)
Reorganization items	(9,618)	(19,251)

Loss before income taxes	(15,249)	(55,915)
Income tax benefit	5,223	2,382

Net loss	(10,026)	(53,533)
Less: net income applicable to noncontrolling interest	1,800	—

Net loss applicable to Station Casinos, Inc. stockholders	$(11,826)	$(53,533)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Three months ended March 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(10,026)	$(53,533)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	33,130	44,066
Change in fair value of derivative instruments	(397)	41
Write-downs and other charges, net	279	69
Amortization of debt discount and issuance costs	196	489
Share-based compensation	3,375	3,404
Loss from joint ventures	10,436	32,642
Reorganization items	9,618	19,251
Changes in assets and liabilities:
Restricted cash	(17,529)	5,107
Receivables, net	2,958	1,039
Inventories and prepaid expenses	5,702	(1,214)
Deferred income tax	(11,318)	1,642
Accounts payable	306	(1,817)
Accrued interest	4,549	7,675
Accrued expenses and other current liabilities	1,549	5,689
Other, net	1,536	206

Total adjustments	44,390	118,289

Net cash provided by operating activities before reorganization items	34,364	64,756

Net cash used for reorganization items	(7,895)	(14,697)

Net cash provided by operating activities	26,469	50,059

Cash flows from investing activities:
Capital expenditures	(7,899)	(9,509)
Proceeds from sale of land, property and equipment	4	213
Investments in joint ventures	—	(1,059)
Distributions in excess of earnings from joint ventures	899	733
Construction contracts payable	21	680
Native American development costs	(1,516)	(7,053)
Other, net	(1,922)	(1,922)

Net cash used in investing activities	(10,413)	(17,917)

Cash flows from financing activities:
Payments under Term Loan with maturity dates greater than three months	(625)	(625)
Other, net	(61)	(76)

Net cash used in financing activities	(686)	(701)

Cash and cash equivalents:
Increase in cash and cash equivalents	15,370	31,441
Balance, beginning of period	165,357	185,193

Balance, end of period	$180,727	$216,634

Supplemental cash flow disclosures:
Cash paid for interest, net of $1,707 and $2,008 capitalized, respectively	$18,384	$18,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

 STATION CASINOS, INC.
(Debtor and Debtor-In-Possession)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Basis of Presentation

        Station Casinos, Inc. (the "Company", "Station", "we", "our" or "us"), a Nevada corporation, is a gaming and entertainment company that currently owns and operates ten major hotel/casino properties (two of which are 50% owned) and eight smaller casino properties (three of which are 50% owned), in the Las Vegas metropolitan area, as well as manages a casino for a Native American tribe. The accompanying condensed consolidated financial statements include the accounts of Station, its wholly owned subsidiaries and MPM Enterprises, LLC ("MPM"), which is 50% owned by Station and required to be consolidated. Investments in all other 50% or less owned affiliated companies are accounted for under the equity method. The third party holdings of equity interests in MPM are referred to as non-controlling interests. The portion of net loss attributable to non-controlling interests is presented as net income applicable to non-controlling interests on the condensed consolidated statements of operations, and the portion of stockholders' deficit attributable to non-controlling interests is presented as non-controlling interests on the condensed consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.

        The accompanying condensed consolidated financial statements included herein have been prepared by Station, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the results for the interim periods have been made. The results for the three months ended March 31, 2011 are not necessarily indicative of results to be expected for the full fiscal year. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2010.

  Overview of Recent Developments

        On July 28, 2009, the Company and its affiliates FCP Holding Inc., FCP VoteCo, LLC, Fertitta Partners, LLC, FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC ("Propco"), Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC and Reno Land Holdings, LLC (collectively, the "Debtors") filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the "Bankruptcy Court") under chapter 11 of title 11 of the United States Code. These chapter 11 cases are being jointly administered under the caption In re Station Casinos, Inc., et al Debtors Case No. 09-52470 (the "Chapter 11 Case"). On February 10, 2010, GV Ranch Station, Inc., a wholly owned subsidiary of Station Casinos, Inc. that manages and owns 50% of Green Valley Ranch Resort Spa Casino ("Green Valley Ranch"), filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code. The Chapter 11 Case and the GV Ranch Station, Inc. chapter 11 case are collectively referred to as the "Chapter 11 Cases."

        On August 27, 2010, the Bankruptcy Court entered an order confirming the Debtors' joint plan of reorganization (the "Plan"). Under the Plan, Station Casinos LLC ("New Station"), a designee of German

1. Basis of Presentation (Continued)

American Capital Corporation and JP Morgan Chase Bank, N.A., as holders of $1.8 billion in CMBS Loans (as defined below) (the "Mortgage Lenders"), is expected to acquire substantially all fee and leasehold real property comprising Palace Station Hotel & Casino ("Palace Station"), Boulder Station Hotel & Casino ("Boulder Station"), Sunset Station Hotel & Casino ("Sunset Station") and Red Rock Casino Resort Spa ("Red Rock", and together with Palace Station, Boulder Station and Sunset Station, "the Propco Properties") and certain related assets in satisfaction of the Mortgage Lenders' existing secured claims against Propco. In conjunction with these transfers to the Company, under the Plan: (i) New Station's voting units are expected to be issued to Station Voteco LLC, which is expected to be owned by designees of the Mortgage Lenders and an entity owned by Frank J. Fertitta III, our Chief Executive Officer, President and a member of our Board of Directors, and Lorenzo J. Fertitta, a member of our Board of Directors, (ii) New Station's non-voting units are expected to be issued to Station Holdco LLC ("Station Holdco"), which is expected to be owned by the Mortgage Lenders, FI Station Investor LLC, a newly formed limited liability company owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta ("FI Station Investor"), and the holders of the Company's $450 million 6% senior notes due April 1, 2012, $400 million 7 3/4% senior notes due August 15, 2016, $450 million 6 1/2% senior subordinated notes due February 1, 2014, $700 million 6 7/8% senior subordinated notes due March 1, 2016 and $300 million 6 5/8% senior subordinated notes due March 15, 2018 (collectively, "Senior and Senior Subordinated Notes"); and (iii) New Station is expected to enter into a new credit agreement (the "Propco Credit Agreement") with the Mortgage Lenders consisting of a term loan facility in the principal amount of $1.6 billion and a revolving credit facility in the amount of $100 million, which revolving credit facility will increase to $150 million upon the prepayment of $50 million of outstanding principal amount under the term loan (the transactions described in clauses (i) through (iii) collectively referred to herein as, the "Propco Restructuring").

        In addition, Station Holdco will issue two classes of warrants to the Mortgage Lenders permitting the Mortgage Lenders to purchase a total of 5% of the non-voting equity of Station Holdco at exercise prices based upon a multiple of the share value of Station Holdco on the Effective Date (as defined herein) of the Plan (the "Mortgage Lender Warrants"). The Mortgage Lenders will sell to FI Station Investor one of the classes of warrants with the right to purchase up to 2.5% of the non-voting equity (the "Fertitta Warrants") and will transfer the remaining 2.5% of the Mortgage Lender Warrants to holders of the mezzanine portion of the CMBS Loans (as defined below). The Mortgage Lender Warrants will have a per unit exercise price equal to two and one-half times the value of the non-voting units on the Effective Date that will increase by 15% on each of the third through seventh anniversaries of the Effective Date. The Fertitta Warrants will have a per unit exercise price equal to three times the value of the non-voting units on the Effective Date that will increase by 15% on each of the third through seventh anniversaries of the Effective Date. For purposes of determining the exercise price of the Mortgage Lender Warrants and the Fertitta Warrants, the per unit value of the non-voting units will be determined based on a total equity value of Station Holdco equal to $200 million, plus the amount of any additional equity issued or capital contributions made as of the Effective Date, plus the amount of any reduction in the debt agreed to by the Mortgage Lenders in exchange for Station Holdco equity (the "Plan Value"). The Mortgage Lender Warrants and the Fertitta Warrants may only be exercised following the earlier of (i) 180 days after the sixth year anniversary of the Effective Date and (ii) the occurrence of a capital raising transaction by Station Holdco that involves a determination of the equity value of Station Holdco (other than the transactions contemplated by the Plan) and expire on the seventh anniversary of the Effective Date.

        In addition, pursuant to the terms of the Plan, the Company and certain of its subsidiaries have entered into an Asset Purchase Agreement dated as of June 7, 2010, as amended (the "Asset Purchase Agreement") with FG Opco Acquisitions LLC, an entity that is currently owned in whole or in part by Fertitta Entertainment LLC, which is owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta

1. Basis of Presentation (Continued)

("Fertitta Entertainment"), and the Mortgage Lenders and will be owned by the New Station upon consummation of the transactions contemplated by the Asset Purchase Agreement (the "Opco Purchaser"). Pursuant to the terms of the Asset Purchase Agreement, the Opco Purchaser will acquire substantially all of the assets of the Company and certain of its subsidiaries, including Santa Fe Station Hotel & Casino ("Santa Fe Station"), Texas Station Gambling Hall & Hotel ("Texas Station"), Fiesta Henderson Casino Hotel ("Fiesta Henderson"), Fiesta Rancho Casino Hotel ("Fiesta Rancho") and interests in certain Native American gaming projects (the "Opco Assets"), for a purchase price of $772 million, consisting of the following: (i) an amount in cash equal to $317 million, subject to adjustment pursuant to the terms of the Asset Purchase Agreement; and (ii) $455 million in aggregate principal amount of term loans, subject to adjustment pursuant to the terms of the Asset Purchase Agreement (together with a $25 million revolving credit facility, the "Opco Credit Agreement") (the transactions described in this paragraph, collectively referred to herein as the "Opco Acquisition"). The lenders under the Opco Credit Agreement will be the same lenders as under Station's existing $900 million senior secured credit agreement (the "Credit Agreement").

        Pursuant to the terms of the Plan, the proceeds of the sale of the Opco Assets will be distributed to secured creditors of STN in full satisfaction of their claims against Station. The Plan also provides that certain general unsecured creditors of STN ("Opco Unsecured Creditors") will receive warrants (the "Unsecured Creditor Warrants") exercisable for 2.5% of the total equity of Station Holdco. The Unsecured Creditor Warrants will have a per unit exercise price equal to two and one-half times the value of the non-voting units on the Effective Date that will increase by 15% on each of the third through seventh anniversaries of the Effective Date. For purposes of determining the exercise price of the Unsecured Creditor Warrants, the per unit value of the non-voting units will be determined based on the Plan Value. The Unsecured Creditor Warrants may only be exercised following the earlier of (i) 180 days after the sixth year anniversary of the Effective Date and (ii) the occurrence of a capital raising transaction by Station Holdco that involves a determination of the equity value of Station Holdco (other than the transactions contemplated by the Plan), and expire on the seventh anniversary of the Effective Date.

        In addition, Opco Unsecured Creditors that are "accredited investors" (as defined in the Securities Act of 1933, as amended) will have an opportunity to participate in a rights offering ("Rights Offering") under which they may subscribe for and purchase their pro rata share of 15% of the equity interests of Station Holdco for an aggregate amount of $35.3 million. The Rights Offering may be increased to fund (i) the payment of $50 million pay-down under the Propco Credit Agreement, (ii) a portion of the Opco Acquisition and (iii) the acquisition of Green Valley Ranch, Aliante Station Casino + Hotel ("Aliante Station"), or any other material gaming operations located with a 100-mile radius of Las Vegas, provided that the aggregate purchase price payable for additional units so offered in the Rights Offering will not exceed $64.7 million. Certain affiliates of Fidelity Management & Research Company, Oaktree Capital Management, L.P. and Serengeti Asset Management, LP (the "Put Parties") will purchase at least one-half of the equity interests of Station Holdco offered pursuant to the Rights Offering and have committed to purchase the remainder of the equity interests of Station Holdco offered pursuant to the Rights Offering on or before June 30, 2011, to the extent that such equity interests are not purchased by other Opco Unsecured Creditors (the "Equity Put"). In consideration for their agreement to purchase equity interests that are not purchased by other Opco Unsecured Creditors, the Put Parties will receive a $3 million cash payment on the Effective Date and reimbursement of expenses in an amount of up to $1.9 million.

        Claimants with respect to the Land Loan are expected to enter into an amended and restated credit agreement related to the $250 million delay-draw term loan collateralized by land located on the southern end of Las Vegas Boulevard at Cactus Avenue and land surrounding Wild Wild West Gambling Hall & Hotel ("Wild Wild West") in Las Vegas, Nevada (the "Restructured Land Loan"). Pursuant to the terms of the Restructured Land Loan, the principal outstanding is expected to be reduced to $105 million in

1. Basis of Presentation (Continued)

exchange for warrants to purchase 60% of the outstanding equity interests of Landco exercisable for nominal consideration (the "Landco Warrants" and together with the Mortgage Lender Warrants, the Fertitta Warrants and the Unsecured Creditor Warrants, the "Warrants").

        On March 9, 2011, Station GVR Acquisition, LLC (the "GVR Purchaser"), an indirect subsidiary of New Station, and Green Valley Ranch Gaming, LLC (the "GVR Seller") entered into an Asset Purchase Agreement (the "GVR Asset Purchase Agreement"), pursuant to which the GVR Purchaser will purchase substantially all of the assets and assume certain specified liabilities of the GVR Seller for $500 million through a prepackaged plan of reorganization (the "GVR Acquisition"). The consummation of the transactions contemplated by the GVR Asset Purchase Agreement is subject to, among other things, the bankruptcy court entering a confirmation order confirming the chapter 11 plan of reorganization of the GVR Seller.

        On March 22, 2011, the subsidiaries of the Company that are sellers under the Asset Purchase Agreement and the Company's 50% owned joint ventures the GVR Seller and Aliante Gaming, LLC ("Aliante") commenced a solicitation of approvals for a prepackaged plan of reorganization (the "Subsidiary Plan") to implement and facilitate the sale and related restructuring transactions described in the Asset Purchase Agreement, the GVR Asset Purchase Agreement and a reorganization of Aliante, pursuant to which its lenders would receive the equity of Aliante and $45 million in secured loans in exchange for their claims. The Chapter 11 cases for such subsidiaries (the "Subsidiary Chapter 11 Cases") were filed on April 12, 2011.

        Following consummation of the Plan it is expected that New Station and its subsidiaries will enter into long-term management contracts with affiliates of Fertitta Entertainment to manage the Propco Properties and the Opco Assets (the "Management Agreements"). The Propco Restructuring, the Opco Acquisition, the GVR Acquisition, the issuance of the Warrants, the Rights Offering, the Equity Put, entry into the Management Agreements and the Restructured Land Loan are referred to herein collectively as the "Restructuring Transactions."

        Although the Plan was confirmed by the Bankruptcy Court on August 27, 2010, consummation of the Plan is subject to the satisfaction of certain conditions precedent, including among other things, (i) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of the Debtors, (ii) all documents necessary to implement the Restructuring Transactions contemplated by the Plan, including but not limited to the equityholders agreement to be entered into upon emergence from bankruptcy among the Company, its equityholders and its subsidiaries (the "Equityholders Agreement"), the Opco Credit Agreement, the Propco Credit Agreement, the Restructured Land Loan and the Warrants, shall be in form and substance reasonably acceptable to the Debtors, and (iii) all necessary regulatory approvals, including but not limited to necessary approvals of the Nevada Gaming Authorities (as defined herein), will have been obtained (the date upon which the actions described in clauses (i) through (iii) are completed is referred to herein as the "Effective Date"). The Company currently expects that the Effective Date will occur by June 30, 2011, although the Company cannot assure you that the required regulatory approvals will be obtained, that conditions to consummation of the Plan will be satisfied by that date, or at all, or that the Company will be successful in implementing the Plan in the form contemplated, or at all.

        This report is not intended to be, and should not in any way be construed as, a solicitation of votes on the Subsidiary Plan. There can be no assurance that a sufficient percentage or number of lenders will accept the Subsidiary Plan or that the Bankruptcy Court will confirm such plan. In addition, if the Subsidiary Plan is not accepted, confirmed or consummated, there can be no assurance that the Company will be able to successfully develop, prosecute, confirm and consummate a plan of reorganization that is

1. Basis of Presentation (Continued)

acceptable to the Bankruptcy Court and to the creditors, equity holders and other parties in interest of the GVR Seller and Aliante.

        Following the consummation of the Plan, the Company and certain of the other Debtors will be dissolved and, except to the extent set forth in the Plan, none of New Station, Fertitta Entertainment, FI Station Investor nor any of their respective affiliates will succeed to the assets or liabilities of the Company or the other Debtors.

        This report is not intended to be, and should not in any way be construed as, a solicitation of votes on the Plan or the Subsidiary Plan. The Plan and the Disclosure Statement (the "Disclosure Statement") have been filed with the Bankruptcy Court and were filed with the Securities and Exchange Commission by the Company on its Current Report on Form 8-K dated July 28, 2010, which is publicly available at http://www.sec.gov. The Company concluded its solicitation of acceptance of the Plan and received its confirmation from the Bankruptcy Court on August 27, 2010. Although the Plan was confirmed by the Bankruptcy Court on August 27, 2010, there can be no assurance that the transactions contemplated by the Asset Purchase Agreement or the Plan will be consummated.

        The Debtors continue to conduct their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

  Accounting for Reorganization

        Accounting Standards Codification ("ASC") Topic 852, Reorganizations ("ASC Topic 852") provides accounting guidance for financial reporting by entities in reorganization under the Bankruptcy Code including companies in chapter 11, and generally does not change the manner in which financial statements are prepared. The condensed consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The Chapter 11 Cases create substantial doubt about Station's ability to continue as a going concern. The accompanying condensed consolidated financial statements do not reflect any adjustments relating to the recoverability of assets and the classification of liabilities that might result from the outcome of these uncertainties. In addition, the plan of reorganization could materially change the amounts and classifications reported in the condensed consolidated financial statements, and the accompanying condensed consolidated financial statements do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of the plan of reorganization.

        Station's ability to continue as a going concern is contingent upon, among other things, its ability to (i) generate sufficient cash flow from operations; and (ii) obtain confirmation of a plan of reorganization under the Bankruptcy Code. In the event Station's restructuring activities are not successful and it is required to liquidate, the Company will be required to adopt the liquidation basis of accounting. Under the liquidation basis of accounting, assets are stated at their estimated net realizable values and liabilities are stated at their estimated settlement amounts.

        ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Case distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. As a result, revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in the statements of operations beginning in the quarter ended September 30, 2009. ASC Topic 852 also requires that the balance sheet distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to

1. Basis of Presentation (Continued)

compromise and from post-petition liabilities, and requires that cash used for reorganization items be disclosed separately in the statement of cash flows. Station adopted ASC Topic 852 on July 28, 2009 and has segregated those items as outlined above for all reporting periods subsequent to such date.

  Factors Affecting Comparability

        As a result of the filing of the Chapter 11 Cases, Station is now periodically required to file various documents with (and provide certain information to) the Bankruptcy Court, including statements of financial affairs, schedules of assets and liabilities, and monthly operating reports in forms prescribed by federal bankruptcy law, as well as certain financial information on an unconsolidated basis. Such materials are prepared according to requirements of federal bankruptcy law. While they accurately provide then-current information required under federal bankruptcy law, they are nonetheless unconsolidated, unaudited, and prepared in a format different from that used in Station's financial statements filed under the securities laws. Accordingly, we believe that the substance and format do not allow meaningful comparison with our regular publicly disclosed financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to Station's securities, or for comparison with other financial information filed with the Securities and Exchange Commission.

  DIP Financing

        In connection with the filing of the Chapter 11 Case, on July 31, 2009, the Company entered into a $150 million unsecured, subordinated administrative priority debtor in possession credit agreement (the "DIP Credit Agreement") among the Company, as borrower, Vista Holdings, LLC (a non-debtor subsidiary of the Company) as administrative agent (the "Administrative Agent") and lender, and the lenders party thereto. The DIP Credit Agreement, as amended, provided for a $185 million revolving credit facility to be funded on a committed basis for so long as Vista Holdings, LLC had cash and cash equivalents on hand in an amount in excess of $100 million. The proceeds of the loans incurred under the DIP Credit Agreement were used for working capital and other general corporate purposes of the Company and were available for intercompany loans to its subsidiaries during the pendency of the Chapter 11 Case. The DIP Credit Agreement matured on August 10, 2010, and at March 31, 2011, $172.0 million in advances remained outstanding under the DIP Credit Agreement.

        The Company's obligations under the DIP Credit Agreement are an administrative expense claim in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided that repayment of the loan by the Company shall be subordinate to the full repayment of the lenders under the Company's prepetition Credit Agreement.

        The Company's obligations under the DIP Credit Agreement may be accelerated following certain events of default, including (without limitation) the conversion of any of the Chapter 11 Case to a case under chapter 7 of the Bankruptcy Code or the appointment of a trustee pursuant to chapter 11 of the Bankruptcy Code.

        Also, in connection with the filing of the Chapter 11 Case, on July 31, 2009, the Company entered into an Unsecured Revolving Loan Promissory Note in favor of Past Enterprises, Inc. (a non-debtor subsidiary of the Company), pursuant to which Past Enterprises provides to the Company an unlimited revolving credit facility (the "Past Revolving Loan") at an interest rate of 2.78% per annum, the proceeds of which will be used for working capital and other general corporate purposes of the Company and will be available for intercompany loans to its subsidiaries. We still have the ability to borrow under the Past Revolving Loan, and there is no limit on the Company's borrowings under the Past Revolving Loan.

1. Basis of Presentation (Continued)

        The Past Revolving Loan matures on the earlier of (i) demand, or (ii) July 31, 2011, and provides for a default rate of interest of 4.78% if principal or interest due thereunder is not paid when due. At March 31, 2011, the outstanding balance due under the Past Revolving Loan totaled $349.2 million. In July 2010, SC Michigan, LLC, a wholly owned subsidiary of Station, purchased $39.3 million of funded debtor in possession loans made to the Company by Past Enterprises (the "SC Michigan Revolving Loan"). At March 31, 2011, the outstanding principal balance due under the SC Michigan Revolving Loan remained at $39.3 million.

        The Company's obligations under the Past Revolving Loan and the SC Michigan Revolving Loan will be administrative expense claims in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided that repayment of the loan by the Company shall be subordinate to the full repayment of the lenders under the Company's prepetition Credit Agreement.

  Merger

        On November 7, 2007, the Company completed its merger (the "Merger") with FCP Acquisition Sub, a Nevada corporation ("Merger Sub"), pursuant to which Merger Sub merged with and into the Company with the Company continuing as the surviving corporation. The Merger was completed pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 23, 2007 and amended as of May 4, 2007, among the Company, Fertitta Colony Partners LLC, a Nevada limited liability company ("FCP"), and Merger Sub.

  Significant Accounting Policies

        A description of the Company's significant accounting policies can be found in Item 7 of its Annual Report on Form 10-K, as amended, for the year ended December 31, 2010.

  Recently Issued Accounting Standards

        In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-28, Intangibles—Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts ("ASU 2010-28"). Under the amended guidance, for reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company adopted the new guidance in the first quarter of 2011, and the adoption did not have a material effect on the condensed consolidated financial statements.

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. The Company is currently evaluating ASU 2011-04 and has not yet determined the impact the adoption will have on its consolidated financial statements.

1. Basis of Presentation (Continued)

        A variety of proposed or otherwise potential accounting guidance is currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed accounting guidance, we have not yet determined the effect, if any, that the implementation of such proposed accounting guidance would have on our condensed consolidated financial statements.

2. Intangible Assets

        Intangible assets, net consist of the following (amounts in thousands):

	March 31, 2011 (unaudited)
	Estimated life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Losses	Net Carrying Amount
Brands	Indefinite	$214,791	$—	$(115,237)	$99,554
License rights	Indefinite	4,531	—	(4,190)	341
Customer relationships	15	268,961	(19,089)	(241,363)	8,509
Management contracts	3-20	521,464	(128,520)	(229,534)	163,410
Other	1	8,654	(8,654)	—	—

		$1,018,401	$(156,263)	$(590,324)	$271,814

	December 31, 2010
	Estimated life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Losses	Net Carrying Amount
Brands	Indefinite	$214,791	$—	$(115,237)	$99,554
License rights	Indefinite	4,531	—	(4,190)	341
Customer relationships	15	268,961	(18,942)	(241,363)	8,656
Management contracts	3-20	521,464	(127,957)	(229,534)	163,973
Other	1	8,654	(8,654)	—	—

		$1,018,401	$(155,553)	$(590,324)	$272,524

        The intangible asset for customer relationships refers to the value associated with our rated casino guests. The Company amortizes its definite-lived intangible assets, including its customer relationship intangible asset, ratably over their estimated useful lives. The aggregate amortization expense for those assets that are amortized under the provisions of ASC Topic 350, Intangibles—Goodwill and Other, was approximately $0.7 million and $8.9 million for the three months ended March 31, 2011 and 2010, respectively. Estimated annual amortization expense for intangible assets for the years ended December 31, 2011, 2012, 2013, 2014, and 2015 is anticipated to be approximately $3.8 million, $4.2 million, $23.8 million, $23.8 million, and $23.8 million, respectively.

3. Investments in Joint Ventures

        We have various investments in 50% owned joint ventures, and a 6.7% investment in a joint venture that owns the Palms Casino Resort in Las Vegas, Nevada, which are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by our share of earnings, losses and distributions of the joint ventures, and the carrying value of investments may be reduced below zero, resulting in a deficit investment balance, when the investor is committed to provide further financial support for the investee. The investment balance also includes the effect of any previously

3. Investments in Joint Ventures (Continued)

recognized impairment charges. As of March 31, 2011, we have received distributions in excess of our equity earnings. Investments in joint ventures consist of the following (amounts in thousands):

	March 31, 2011	December 31, 2010
	(unaudited)
Barley's Casino & Brewing Company ("Barley's") (50.0%)	$4,569	$4,756
Wildfire Lanes and Casino ("Wildfire Lanes") (50.0%)	570	760
Palms Casino Resort (6.7%)	—	—

Investments in joint ventures	$5,139	$5,516

Green Valley Ranch (50.0%) (a)	$(45,604)	$(38,258)
The Greens Gaming and Dining ("The Greens") (50.0%) (b)	(176)	(163)
Aliante Station (50.0%) (c)	(309,944)	(306,346)

Deficit investments in joint ventures	$(355,724)	$(344,767)

(a)
As a result of the losses recognized by Green Valley Ranch during the three months ended March 31, 2011, and the years ended December 31, 2010, 2008, and 2009, and an impairment of our joint venture investment recognized during the year ended December 31, 2009, our investment in Green Valley Ranch at March 31, 2011 and December 31, 2010 reflects a deficit of approximately $45.6 and $38.3 million, respectively.

(b)
As a result of the operating losses recognized by The Greens during the three months ended March 31, 2011, the year ended December 31, 2010, and distributions in excess of equity earnings, our investment in The Greens at March 31, 2011, and December 31, 2010 reflects a deficit of approximately $0.2 million, which is recorded as a long-term liability on our condensed consolidated balance sheets.

(c)
As a result of the ongoing losses of Aliante Station, including impairment losses of approximately $466.5 million recognized by Aliante Station during 2010, and an impairment of our joint venture investment recognized during 2008, our investment in Aliante Station at March 31, 2011 and December 31, 2010 reflects a deficit of approximately $309.9 and $306.3 million, respectively.

        On March 22, 2011, the GVR Seller and Aliante commenced a solicitation of approvals for a prepackaged plan of reorganization (the "Subsidiary Plan") to implement and facilitate the sale and related restructuring transactions described in the Asset Purchase Agreement, the GVR Asset Purchase Agreement and a reorganization of Aliante, pursuant to which its lenders would receive the equity of Aliante and $45 million in secured loans in exchange for their claims. The Chapter 11 cases for such entities were filed on April 12, 2011.

3. Investments in Joint Ventures (Continued)

        Summarized balance sheet information for the joint ventures is as follows (amounts in thousands):

	March 31, 2011	December 31, 2010
	(unaudited)
Current assets	$110,810	$113,439
Property and equipment and other assets, net	1,033,249	1,044,629
Current liabilities	1,376,273	1,362,724
Long-term debt and other liabilities	510,192	499,990
Members' equity	(742,406)	(704,646)

        Summarized results of operations for the joint ventures are as follows (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Net revenues	$107,961	$108,043
Operating costs and expenses	104,113	109,816

Operating income (loss)	3,848	(1,773)
Interest and other expense, net	(39,807)	(79,169)

Net loss	$(35,959)	$(80,942)

        The operating earnings from these joint ventures are shown as a separate line item on our condensed consolidated statements of operations after operating income. In addition, interest and other expense from joint ventures is shown as a separate component under other expense on our condensed consolidated statements of operations, and includes our 50% interest in the mark-to-market valuation of the interest rate swaps that are not designated as hedging instruments for accounting purposes. The following table identifies the total equity earnings (loss) from joint ventures (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Operating earnings from joint ventures	$5	$1,671
Interest and other expense from joint ventures	(10,441)	(34,313)

Net loss from joint ventures	$(10,436)	$(32,642)

4. Native American Development and Note Receivable

  The Federated Indians of Graton Rancheria

        In April 2003, the Company entered into development and management agreements with the Federated Indians of Graton Rancheria (the "FIGR"), a federally recognized Native American tribe. Pursuant to those agreements, Station will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected Station to assist them in designing, developing and financing their project, and upon opening Station will manage the facility on behalf of the FIGR. The management agreement has a term of seven years from the date of the opening of the project. Under the terms of the management agreement, Station will provide training to the FIGR such that they may assume responsibility for managing the facility upon expiration of the seven-year

4. Native American Development and Note Receivable (Continued)

term of the agreement. Station will receive a management fee equal to 24% of the facility's net income in years 1 through 4 and 27% of the facility's net income in years 5 through 7. Station will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

        Under the agreements, Station has agreed to provide certain advances for the development of the project, including, but not limited to monthly payments to the FIGR, professional fees, consulting services, mitigation costs and design and pre-construction services fees.

        As described in the record of decision for the environmental impact statement, the project would include approximately 175,000 square feet of casino space, 196,000 square feet of non-casino space, including a 200-room hotel, banquet and meeting space, spa, fitness center, multiple bars, a food court and various dining options.

        In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park under which the FIGR would provide certain funding to the city, schools and nonprofit organizations over 20 years in exchange for the city's support of the casino project.

        In August 2005, Station purchased 270 acres of land just west of the Rohnert Park city limits in Sonoma County, California. In March 2006, Station purchased an additional 4.7 acres adjacent to the previously acquired property. The property purchased is approximately one-quarter mile from Highway 101 and approximately 43 miles from downtown San Francisco. The site is easily accessible via Wilfred Avenue and Business Park Drive, and will have multiple points of ingress and egress. In March 2008, it was determined that approximately 254 acres of the 270-acre site purchased in August 2005 would be taken into trust, with the remaining 23 acres retained by Station. Over the period of May 2007 through June 2008, Station purchased an additional 11 acres of land adjacent to the 23 acre site, bringing the total land retained for development by Station to 34 acres.

        On May 7, 2008, the Department of Interior ("DOI") published in the Federal Register a Notice of Final Agency Determination (the "Determination") to take certain land into trust for the benefit of the FIGR. The publication commenced a thirty-day period in which interested parties could seek judicial review of the Determination. On June 6, 2008, the Stop The Casino 101 Coalition and certain individuals filed a complaint (the "Complaint") in the United States District Court for the Northern District of California seeking declaratory and injunctive relief against the DOI and officials of the DOI. The Complaint sought judicial review of the Determination. On November 17, 2008, the federal defendants and the FIGR filed their respective motions to dismiss the compliant for lack of jurisdiction and failure to state a claim. In response, the plaintiffs filed a motion for leave to amend their complaint which was granted on January 26, 2009. The DOI and the FIGR filed motions to dismiss the amended complaint on February 20, 2009, and on March 27, 2009, a hearing was held to argue such motions. On April 21, 2009, the DOI and FIGR's motions to dismiss were granted. On June 8, 2009, the plaintiffs filed an appeal (the "Appeal") in the United States Court of Appeals for the Ninth Circuit (the "Court of Appeals"), and the DOI agreed to voluntarily stay the taking of the site into trust pending resolution of the Appeal. The plaintiffs filed their opening briefs on October 26, 2009. On November 4, 2009, the DOI filed an unopposed motion to expedite the oral argument. The DOI and FIGR then filed their answering briefs on November 25, 2009. The plaintiffs responded by filing reply briefs on December 28, 2009. The court clerk initially rejected the motion to expedite oral arguments, but following FIGR's motion for reconsideration, the court scheduled oral arguments for April 15, 2010. Oral arguments were heard on April 15, 2010, and on June 3, 2010, the Court of Appeals affirmed the district court's dismissal of the Complaint. On July 19, 2010, the plaintiffs filed a petition for rehearing en banc. The Court of Appeals denied plaintiffs' petition on August 11, 2010.

4. Native American Development and Note Receivable (Continued)

        On October 1, 2010, the Bureau of Indian Affairs of the U.S. Department of the Interior (the "BIA") accepted approximately 254 acres of land owned by Station into trust on behalf of the FIGR for the development of the project by Station and the FIGR. In connection with the development of the project, it is expected that the FIGR will enter into memoranda of understanding with, among others, Sonoma County, California and the California Department of Transportation relating to mitigation measures such as contributions toward the costs for infrastructure improvements and public services required as a result of the development and operation of the planned project.

        On February 19, 2009, a Notice of Availability of a Final Environmental Impact Statement was filed in the Federal Register. On October 15, 2010, the NIGC published notice in the Federal Register that it had issued the Record of Decision approving the Environmental Impact Statement for the project, thereby completing the environmental process for the project.

        On October 1, 2010, the NIGC informed Station and the FIGR that the NIGC approved the management agreement by and between the FIGR and Station for Class II gaming at the planned gaming and entertainment facility. Class II gaming includes games of chance such as bingo, pull-tabs, tip jars and punch boards (and electronic or computer-aided versions of such games), and non-banked card games. A banking game is one in which players compete against the licensed gaming establishment rather than against one another. The FIGR and Station may also pursue approval of Class III gaming, which would permit casino-style gaming at the planned facility, including banked table games, such as blackjack, craps and roulette, and gaming machines such as slots, video poker, lotteries and pari-mutuel wagering. Pari-mutuel wagering is a system of betting under which wagers are placed in a pool, management receives a fee from the pool, and the remainder of the pool is split among the winning wagers. Class III gaming would require an approved compact (a "Class III Gaming Compact") with the State of California and approval by the NIGC of a modification to the existing management agreement, or a new management agreement permitting Class III, or casino-style, gaming. There can be no assurances that the project will be able to obtain, in a timely fashion or at all, the approvals from the State of California and the NIGC that are necessary to conduct Class III, or casino-style, gaming at the facility.

        Under the terms of the development agreement, Station will assist the FIGR in obtaining third-party financing for the project, however we do not expect such financing will be obtained until shortly before the project is under construction, and as such, the timing of obtaining the financing is uncertain. Prior to obtaining third-party financing, Station will contribute significant financial support to the project. The Company began capitalizing expenditures toward the project in 2003. Through March 31, 2011, Station has advanced approximately $148.6 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included in Native American development costs on the Company's condensed consolidated balance sheets. Funds advanced by Station are expected to be repaid from the proceeds of the project financing or from the FIGR's gaming revenues. Station's advances to the FIGR bear interest at a rate equal to the Company's weighted cost of capital. In addition, we have agreed to pay approximately $11.3 million upon achieving certain milestones, which will not be reimbursed. Through March 31, 2011, approximately $2.0 million of these payments had been made and were expensed as incurred. The timing and feasibility of the project are dependent upon the receipt of the necessary governmental and regulatory approvals. The Company plans to continue contributing significant financial support to the project, even though there can be no assurances as to when or if the necessary approvals will be obtained.

4. Native American Development and Note Receivable (Continued)

        The following table outlines the status at March 31, 2011 of each of the following critical milestones necessary to complete the FIGR project.

As of March 31, 2011
Federally recognized as a tribe by the US Government's Bureau of Indian Affairs (BIA)	Yes
Date of recognition	Recognition was terminated during the 1950's and was restored on December 27, 2000
Tribe has possession of or access to usable land upon which the project is to be built	Yes
Status of obtaining regulatory and governmental approvals:
Tribal-State Compact	Not required for Class II gaming; compact will be pursued for Class III gaming.
Approval of gaming compact by DOI	No
Approval of management agreement by NIGC	Yes
Date	October 1, 2010
DOI accepting usable land into trust on behalf of the tribe	Yes
Date	October 1, 2010
Gaming licenses:
Type	Class II
Number of gaming devices allowed	N/A
County agreement	No
Other agreements	Memorandum of Understanding with City of Rohnert Park
Date	October 2003

  North Fork Rancheria of Mono Indian Tribe

        In March 2004 the Company entered into development and management agreements with the North Fork Rancheria of Mono Indians (the "Mono"), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, we will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. We have purchased, for the benefit of the Mono, a 305-acre parcel of land located on Highway 99 north of the city of Madera. The management agreement has a term of seven years from the opening of the facility, and under the agreement, Station will provide training to the MITCR such that they may assume responsibility for managing the facility upon the expiration of the agreement. Station will receive a management fee of 24% of the facility's net income.

        As currently contemplated, the project includes the development of an approximately 472,000 square foot hotel and casino resort and associated facilities, which would include a main gaming hall, a 200-room hotel, various dining options, retail space and banquet/meeting space. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, approval by the California Legislature of a gaming compact with the State of California, the

4. Native American Development and Note Receivable (Continued)

DOI accepting the land into trust on behalf of the Mono and approval of the management agreement by the NIGC.

        On April 28, 2008, the Mono and the State of California entered into a tribal-state Class III gaming compact permitting casino-style gaming. The compact is subject to approval by the California Legislature and, if approved, will regulate gaming at the Mono's proposed gaming and entertainment project to be developed on the site. No assurances can be provided as to whether the California Legislature will approve the compact.

        On August 6, 2010, the BIA published notice in the Federal Register that the environmental impact statement for the Mono's casino and resort project has been finalized and is available for review. Prior to the land being taken into trust, the BIA must publish a record of decision concerning the environmental impact statement and the Secretary must make the decision that the land should be taken into trust.

        Under the terms of the development agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Prior to obtaining third-party financing, we will contribute significant financial support to the project. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the Mono's gaming revenues. We began capitalizing reimbursable advances related to this project in 2003. Through March 31, 2011, we have advanced approximately $16.6 million toward the development of the project, primarily to complete the environmental impact study and secure real estate for the project, which is included in Native American development costs on the Company's condensed consolidated balance sheets. Reimbursable advances by Station to the Mono bear interest at the prime rate plus 1.5%. In addition, we have agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed and will be expensed as incurred. Through March 31, 2011, none of these payments had been made. The timing of this type of project is difficult to predict, and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when, or if, these approvals will be obtained.

4. Native American Development and Note Receivable (Continued)

        The following table outlines the status at March 31, 2011 of each of the critical milestones necessary to complete the Mono project.

As of March 31, 2011
Federally recognized as a tribe by the US Government's Bureau of Indian Affairs (BIA)	Yes
Date of recognition	Terminated in 1961; restored in 1983
Tribe has possession of or access to usable land upon which the project is to be built	Yes, Station has acquired usable land for the development of this project on behalf of the Mono.
Status of obtaining regulatory and governmental approvals:
Tribal-State Compact	Pending ratification by California Legislature
Approval of gaming compact by DOI	No
Approval of management agreement by NIGC	No
DOI accepting usable land into trust on behalf of the tribe	No
Gaming licenses:
Type	Class III gaming being pursued
Number of gaming devices allowed	N/A

  Mechoopda Indian Tribe

        In January 2004 Station entered into development and management agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the "MITCR"), a federally recognized Native American tribe. Pursuant to those agreements, Station agreed to assist the MITCR in developing and operating a gaming and entertainment facility to be located on a portion of an approximately 650-acre site in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California.

        Under the terms of the development agreement, Station agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by Station are expected to be repaid from the proceeds of the project financing or from the MITCR's gaming revenues. Station's advances to the MITCR bear interest at prime plus 2%. Through March 31, 2011, the Company has advanced approximately $11.9 million toward the development of this project, primarily to complete the environmental assessment and secure real estate for the project, which is included in Native American development costs on the Company's condensed consolidated balance sheets. In addition, Station agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. Through March 31, 2011, $50,000 of these payments had been made and were expensed as incurred. As of March 31, 2011, we have discontinued funding for the development of the facility and anticipate terminating the development agreement. Given the recent recession and thus the revised expected potential of the project, we have written off the long-term asset associated with this project.

4. Native American Development and Note Receivable (Continued)

  Gun Lake Tribe

        We manage the Gun Lake Casino in Allegan County, Michigan, which opened in February 2011, on behalf of the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe. In accordance with our critical accounting policy, $21.3 million in reimbursable development costs were reclassified to Native American notes receivable upon transfer of the project to the Gun Lake Tribe.

        On November 13, 2003, Station agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company ("MPM"). MPM has entered into development and management agreements with the Gun Lake Tribe, pursuant to which MPM agreed to assist the tribe in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan. Gun Lake Casino, is located on approximately 147 acres on U.S, Highway 131 and 129th Avenue, approximately 25 miles south of Grand Rapids, Michigan and 27 miles north of Kalamazoo, Michigan, and includes approximately 1,400 slot machines, 28 table games and various dining options.

        The Sixth Amended and Restated Management Agreement (the "Gun Lake Management Agreement") has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project's net income to be paid to MPM. Pursuant to the terms of the MPM operating agreement, Station's portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

        MPM is considered a variable interest entity under the provisions of ASC Topic 810, Consolidation ("ASC Topic 810"). Under the terms of the MPM Operating Agreement, Station is required to provide the majority of MPM's financing. The creditors of MPM have no recourse to the general credit of Station. Based on a qualitative analysis, we believe Station directs the most significant activities that impact MPM's economic performance and has the right to receive benefits and the obligation to absorb losses that could potentially be significant to MPM, therefore we believe Station is the primary beneficiary of MPM as defined in ASC Topic 810. As a result, we consolidate MPM in our condensed consolidated financial statements.

5. Long-term Debt and Liabilities Subject to Compromise

        Long-term debt consists of the following (amounts in thousands):

	March 31, 2011	December 31, 2010
	(unaudited)
CMBS mortgage loan and related mezzanine financings, due November 12, 2009, interest at a margin above LIBOR (5.7% and 5.8% at March 31, 2011 and December 31, 2010, respectively) (a) (b)	$2,475,000	$2,475,000
Land Loan, due February 7, 2011, interest at a margin above LIBOR or the Alternate Base Rate (8.5% and 8.5% at March 31, 2011 and December 31, 2010, respectively)	242,032	242,032
Revolver, due August 7, 2012, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (5.2% and 5.2% at March 31, 2011 and December 31, 2010, respectively) (b)	631,107	631,107
Term Loan, due August 7, 2012, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (4.9% and 4.9% at March 31, 2011 and December 31, 2010, respectively) (b)	241,875	242,500
6% senior notes, interest payable semi-annually, principal due April 1, 2012, callable April 1, 2009 (b)	450,000	450,000
7 3/4% senior notes, interest payable semi-annually, principal due August 15, 2016, callable August 15, 2011 (b)	400,000	400,000
6 1/2% senior subordinated notes, interest payable semi-annually, principal due February 1, 2014, callable February 1, 2010 (b)	442,000	442,000
6 7/8% senior subordinated notes, interest payable semi-annually, principal due March 1, 2016, callable March 1, 2010 (b)	660,000	660,000
6 5/8% senior subordinated notes, interest payable semi-annually, principal due March 15, 2018, callable March 15, 2011 (b)	300,000	300,000
Other long-term debt, weighted-average interest of 5.7% and 5.7% at March 31, 2011 and December 31, 2010, respectively, maturity dates ranging from 2010 to 2027 (b)	79,055	79,116

Total long-term debt	5,921,069	5,921,755
Current portion of long-term debt	(242,372)	(242,366)
Long-term debt subject to compromise (b)	(5,670,105)	(5,670,730)

Total long-term debt, net	$8,592	$8,659

(a)
Prior to the maturity date, the CMBS Borrower (as defined below) exercised a one-year extension to extend the maturity date to November 2010 subject to two additional one-year extensions. The lenders have disputed the effectiveness of the extension.

(b)
Certain long-term debt is subject to compromise as a result of the Chapter 11 Case and is classified as liabilities subject to compromise in the accompanying condensed consolidated balance sheets as described below.

  Liabilities Subject to Compromise

        Under bankruptcy law, actions by creditors to collect upon liabilities of the Debtors incurred prior to the Petition Date are stayed and certain other pre-petition contractual obligations may not be enforced against the Debtors without approval of the Court. In accordance with ASC Topic 852, these liabilities are classified as liabilities subject to compromise in our condensed consolidated balance sheets as of March 31,

5. Long-term Debt and Liabilities Subject to Compromise (Continued)

2011 and December 31, 2010, and are adjusted to the expected amount of the allowed claims, even if they may be settled for lesser amounts. The expected amount of the allowed claims for certain liabilities subject to compromise differ from their prepetition carrying amounts mainly as a result of the write-off of approximately $185.7 million in debt discounts during the year ended December 31, 2009 and the reversal of approximately $88.6 million in nonperformance risk adjustments that had previously been included in the pre-petition fair values of the interest rate swap liabilities in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. Adjustments to the claims may result from negotiations, payments authorized by the Court, interest accruals, or other events. It is anticipated that such adjustments, if any, could be material. As of March 31, 2011 and December 31, 2010, respectively, certain pre-petition liabilities included in liabilities subject to compromise have been reduced or increased as a result of the payment of certain accounts payable and notes payable as allowed by the court, and as a result of non-cash adjustments of the expected amount of the allowed claims related to interest rate swap liabilities. In addition, during the year ended December 31, 2010, a $6.2 million settlement liability related to a pre-petition litigation matter was recorded. Liabilities subject to compromise are subject to the treatment set forth in the Joint Plan of Reorganization. Liabilities subject to compromise are classified separately from long-term obligations and current liabilities on the accompanying condensed consolidated balance sheets.

        Liabilities subject to compromise consist of the following (in thousands):

	March 31, 2011	December 31, 2010
	(unaudited)
CMBS mortgage loan and related mezzanine financings	$2,475,000	$2,475,000
Revolver and term loan	872,982	873,607
6% senior notes	450,000	450,000
7 3/4% senior notes	400,000	400,000
6 1/2% senior subordinated notes	442,000	442,000
6 7/8% senior subordinated notes	660,000	660,000
6 5/8% senior subordinated notes	300,000	300,000
Other long-term debt	70,123	70,123
Interest rate swaps	144,003	144,003
Accrued interest	143,846	143,854
Payroll and related liabilities	31,349	30,258
Accounts payable and other liabilities	8,976	8,976

Total liabilities subject to compromise	$5,998,279	$5,997,821

  Interest Expense

        In accordance with ASC Topic 852, interest expense is recognized only to the extent that it will be paid during the bankruptcy proceeding or that it is probable that it will be an allowed claim. Currently the Company is not accruing interest for the senior notes, the senior subordinated notes or the mezzanine financings. As a result, post-petition interest expense is lower than pre-petition interest expense. The write-off of debt discounts and deferred debt issue costs related to liabilities subject to compromise also reduces post-petition interest expense as there are no longer any non-cash amortization charges related to these items.

5. Long-term Debt and Liabilities Subject to Compromise (Continued)

  CMBS Loans

        In connection with the Merger, on November 7, 2007, a number of wholly-owned unrestricted direct and indirect subsidiaries of Station (collectively, the "CMBS Borrower") entered into a mortgage loan and related mezzanine financings in the aggregate principal amount of $2.475 billion (the "CMBS Loans"), for the purpose of financing the Merger consideration payable to the Company's stockholders upon consummation of the Merger and paying fees and expenses incurred in connection with the Merger.

        The CMBS Loans are secured by substantially all fee and leasehold real property comprising Palace Station, Boulder Station, Sunset Station and Red Rock (collectively, the "CMBS Property") and matured in November 2010. Prior to the 2009 maturity date, the CMBS Borrower exercised a one-year extension to extend the maturity date to November 2010 subject to two additional one-year extensions. The lenders have disputed the effectiveness of the extension. Interest on the CMBS Loans is equal to one-month LIBOR plus 5.3% per annum, which includes an additional 3.0% default rate. As a result of the Chapter 11 Case, interest due on the mezzanine financings is not being remitted to the mezzanine lenders. The CMBS Borrower is required to hedge the LIBOR interest rate such that it will not exceed 5.5% on a blended basis. As a result, the CMBS Borrower purchased interest rate caps with a combined notional amount of $1.11 billion and a cap rate of 5.8% for an initial premium of $3.6 million. The initial premium was recorded in other assets and, in accordance with the authoritative guidance for accounting for derivative instruments and hedging activities, was marked to market at each reporting period. The interest rate caps expired in November 2010. In addition, the CMBS Borrower entered into an interest rate swap with a notional amount of $1.36 billion in which the borrower paid a fixed rate of approximately 5.3% and received one-month LIBOR, terminating in November 2012. This interest rate swap was early terminated during 2009.

        The loan documents for the CMBS Loans (the "CMBS Loan Documents") contain a number of covenants that, among other things, restrict, subject to certain exceptions, each wholly-owned unrestricted direct and indirect subsidiary's ability to incur additional indebtedness; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends or make distributions; make investments, loans or advances; make certain acquisitions; engage in certain transactions with affiliates; and fundamentally change its business. The CMBS Loan Documents also require the CMBS Borrower to fund specific reserves as defined. In addition, the CMBS Loan Documents contain a requirement that if the CMBS Borrower fails to maintain a minimum lease coverage ratio of 1.15 to 1.00 during two consecutive fiscal quarters, 80% of the funds available following the payment of all amounts and reserves required to be made pursuant to the CMBS Loan Documents be deposited into an account for the benefit of the lenders instead of permitting distribution of such funds to the Company. As of March 31, 2011, we were not in compliance with the lease coverage ratio. In a letter dated April 6, 2009 to the CMBS Borrower, certain lenders under the CMBS Loans alleged that the CMBS Borrower had not calculated the lease coverage ratio in accordance with the CMBS Loan Documents for the quarters ended September 30, 2008 and December 31, 2008 and further alleged that the CMBS Borrower would not have been in compliance with the minimum lease coverage ratio if the lease coverage ratio had been properly calculated. As a result, those lenders instituted a block against the release of 80% of the funds available following the payment of all amounts and reserves due under the CMBS Loans and instructed our depository bank to hold such funds in a collateral account for the benefit of the lenders. As a result of the Chapter 11 Case, the block against the release of funds increased to 100% of the funds available following the payment of all amounts and reserves due under the CMBS Loans. The total amount deposited in the collateral account in relation to this block was $205.2 million and $179.4 million at March 31, 2011 and December 31, 2010, respectively, which is reflected in restricted cash on our condensed consolidated balance sheets.

5. Long-term Debt and Liabilities Subject to Compromise (Continued)

  Land Loan

        On February 7, 2008, CV Propco, LLC, a wholly-owned, indirect unrestricted subsidiary of Station, as borrower, entered into a $250 million delay-draw term loan which is collateralized by land located on the southern end of Las Vegas Boulevard at Cactus Avenue and land surrounding Wild Wild West in Las Vegas, Nevada (the "Land Loan"). The Land Loan contains no principal amortization and matured on February 7, 2011. At closing, $200 million was drawn with the remaining $50 million drawn in June 2008. The proceeds were used to fund a distribution to Station, establish an interest reserve and pay transaction expenses. Borrowings under the Land Loan bear interest at LIBOR plus 5.5% per annum or at the Alternate Base Rate (as defined in the Land Loan) plus 3.5% per annum, which includes an additional 2% default rate, at the borrower's election. The borrower is required to hedge the interest rate such that LIBOR will not exceed 6.5%. As a result, the borrower entered into two interest rate swap agreements with notional amounts of $200 million and $50 million in which the borrower paid a fixed LIBOR rate of 3.0% and 3.7%, respectively, and received one-month LIBOR. These interest rate swaps were early terminated in November 2009.

        The Land Loan contains a number of covenants that, among other things, restrict, subject to certain exceptions, the borrower's ability to incur additional indebtedness; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends or make distributions; make investments, loans or advances; make certain acquisitions; engage in certain transactions with affiliates; and fundamentally change its business. In addition, the Land Loan requires the borrower to maintain a loan-to-value ratio of no more than 40% and also contains customary affirmative covenants and certain events of default.

        During the first quarter of 2009, the lenders under the Land Loan, based on appraisals, indicated their opinion that the value of the collateral had likely decreased to the point that the loan-to-value ratio was no longer less than 40%, as required under the credit agreement, and thus an event of default had occurred under the credit agreement. As a result of such event of default, lenders have become entitled to exercise remedies, including, among other things, the ability to declare the land loan and related accrued interest due and payable and to foreclose on the underlying collateral of the borrower which at March 31, 2011 and December 31, 2010 included land with a book value of $116.4 million and $116.4 million, respectively. In December 2009, the balance of the interest reserve account of $8.2 million was liquidated, and $8.0 million was applied as a principal reduction to the loan with the remainder applied to the swap termination settlement amount. In addition, the borrower did not make the November 2009 payments or any subsequent payments due on account of interest or the interest rate swap agreements. There is no recourse to the Company for any portion of the land loan that is not satisfied by the Borrower or the collateral. As a result of the events of default under the Land Loan, the related outstanding indebtedness has been classified as current in the accompanying condensed consolidated balance sheets at March 31, 2011, and December 31, 2010.

        Subsequent to March 31, 2011, we did not make scheduled interest payments totaling $2.3 million on the Land Loan.

  Credit Agreement

        In connection with the Merger, Station, as borrower, entered into a new $900 million senior secured credit agreement (the "Credit Agreement") consisting of a $650 million revolving facility (the "Revolver") and a $250 million term loan (the "Term Loan"). The maturity date for both the Term Loan and the Revolver is August 7, 2012 subject to a single 15-month extension (as further defined in the Credit Agreement). The Term Loan requires quarterly principal payments of $625,000. The Revolver contains no principal amortization. Borrowings under the Credit Agreement bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Credit Agreement), as selected by us.

5. Long-term Debt and Liabilities Subject to Compromise (Continued)

The margin above such rates, and the fee on the unfunded portions of the Revolver, will vary quarterly based on our total debt to Adjusted EBITDA (as defined in the Credit Agreement). As of March 31, 2011, the borrower's margin above the Eurodollar Rate on borrowings under the Credit Agreement was 4.50%. As of March 31, 2011, the maximum margin for Eurodollar Rate borrowings was 4.50% and the maximum margin for Alternate Base Rate borrowings was 3.50%. As of March 31, 2011, the fee for any unfunded portion of the Revolver was 0.375%.

        The Credit Agreement contains certain financial and other covenants. These include a minimum interest coverage ratio, a maximum total debt to Adjusted EBITDA (as defined in the Credit Agreement) ratio and a total senior secured debt to Adjusted EBITDA (as defined in the Credit Agreement) ratio.

        For the quarters ended December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010, December 31, 2010, and March 31, 2011, we were not in compliance with the financial covenants in the Credit Agreement. In addition, the filing of the Chapter 11 Case constitutes an event of default under the terms of the Credit Agreement. Notwithstanding such events of default, in connection with the filing of the Chapter 11 Case, on July 28, 2009, the Company entered into a Second Forbearance Agreement and Second Amendment to the Credit Agreement (the "Forbearance Agreement") with the lenders holding a majority of the commitments under its Credit Agreement pursuant to which the lenders agreed, among other things, to forbear from exercising their default-related rights, remedies and powers or privileges against certain subsidiaries that guarantee the Company's obligations under the Credit Agreement. The Forbearance Agreement terminated on January 31, 2010.

  Senior and Senior Subordinated Notes

        The indentures (the "Indentures") governing our $2.3 billion in aggregate principal amount of Senior and Senior Subordinated Notes (the "Notes") contain certain customary financial and other covenants, which limit our and our subsidiaries' ability to incur additional debt.

        We have not made scheduled interest payments on the Company's $450 million 6 1/2% Senior Subordinated Notes due February 1, 2014 (the "2014 Subordinated Notes"), $400 million 7 3/4% Senior Notes due August 15, 2016 (the "2016 Senior Notes"), $700 million 6 7/8% Senior Subordinated Notes due 2016 (the "2016 Subordinated Notes"), $300 million 6 5/8% Senior Subordinated Notes due 2018 (the "2018 Subordinated Notes") or $450 million 6% Senior Notes due 2012 (the "2012 Senior Notes") since February 1, 2009. The grace periods with respect to the payment of interest on the 2014 Subordinated Notes, 2016 Senior Notes, 2016 Subordinated Notes, 2018 Subordinated Notes and 2012 Senior Notes have expired, resulting in an event of default under the indentures governing such indebtedness. In addition as a result of the filing of the Chapter 11 Case, the 2014 Subordinated Notes, 2016 Senior Notes, 2016 Subordinated Notes, 2018 Subordinated Notes and 2012 Senior Notes have been accelerated and are due and payable, subject to the bankruptcy stay.

  Corporate Office Lease

        In November 2007, we entered into a sale-leaseback agreement related to our corporate office building with a third-party real estate investment firm. We sold the corporate office building for approximately $70 million and subsequently entered into a lease with the purchaser for an initial period of 20 years with four options to extend the lease, each option for an extension of five years. An event of default under the sale-leaseback agreement for the corporate office building occurred on October 26, 2009 as a result of the Chapter 11 Case not being dismissed within 90 days following the filing thereof, entitling the landlord to exercise its remedies thereunder, including, among other things, termination of the lease and acceleration of contractual rents. Annual lease payments increase approximately 1.2% annually to

5. Long-term Debt and Liabilities Subject to Compromise (Continued)

approximately $6.7 million in the final year of the original term. The lease also contains two options for us to repurchase the corporate office building, one option at the end of the fifth year of the lease term and a second option at the end of the tenth year of the lease term, which is considered continuing involvement under the authoritative guidance for accounting for sale-leaseback transactions involving real estate. Because of this continuing involvement, the sale-leaseback transaction is being accounted for as a financing transaction, with the sales proceeds recorded as a liability and the lease payments recorded as interest expense. In addition, we continue to include the corporate office building within property and equipment, net on our condensed consolidated balance sheets and depreciate it according to our policy. In September 2010, this lease was amended to reduce the annual lease payments by approximately 46%. The annual lease payments for the first 24 months of the amended lease will total approximately $2.9 million and will increase thereafter by approximately 1.25% annually to approximately $3.8 million in the final year of the original term. The amendment did not change the terms of the two options to repurchase the building. The amended lease was assumed by the Company with the authorization of the Bankruptcy Court. Minimum lease payments related to this lease for the years ended December 31, 2011, 2012, 2013, 2014, and 2015, respectively, are approximately $2.9 million, $3.0 million, $3.1 million, $3.2 million, and $3.3 million. During the three months ended March 31, 2011 and March 31, 2010, we recorded interest expense related to this lease of approximately $0.7 million and $1.3 million, respectively.

  Fair Value of Long-term Debt

        At March 31, 2011, the estimated aggregate fair value of the Company's long-term debt is $2.92 billion compared to its carrying value of $5.92 million. At December 31, 2010, the estimated aggregate fair value of the Company's long-term debt was approximately $2.90 billion, compared to its carrying value of $5.92 billion. The estimated fair value of our publicly traded debt securities at March 31, 2011, and December 31, 2010 was based on quoted market prices on or about March 31, 2011 and December 31, 2010, which is considered a Level 1 input under the fair value measurement hierarchy. The estimated fair values of the Revolver and the Term Loan at March 31, 2011, and December 31, 2010, were based upon the value of the pending Opco asset purchase transaction, which is considered a Level 3 input under the fair value measurement hierarchy. The fair value of the CMBS loans at March 31, 2011, and December 31, 2010 was estimated based on the estimated value to be received by the CMBS lenders in the pending restructuring transaction as if the transaction occurred at March 31, 2011, and December 31, 2010, and utilizes Level 3 inputs under the fair value measurement hierarchy. The estimated fair values of all other long-term debt at March 31, 2011, and December 31, 2010 were assumed to be equal to the carrying values, and do not reflect any adjustment related to the Company's credit risk or the potential impact of the Chapter 11 Case on the amounts that are recoverable by creditors.

6. Derivative Instruments

        Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps and interest rate caps as part of our cash flow hedging strategy. Interest rate swaps utilized as cash flow hedges involve the receipt of variable-rate payments in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. We do not use derivative financial instruments for trading or speculative purposes.

        In January 2011, our floating-to-fixed interest rate swap with a notional amount of $250 million matured. This interest rate swap was not designated as a hedging instrument and as a result, gains or losses resulting from the change in fair value of this swap were recognized in earnings in the period of the change. Fluctuations in interest rates can cause the fair value of our derivative instruments to change each reporting period. While we attempt to predict such movements in interest rates and impact on derivative

6. Derivative Instruments (Continued)

instruments, such estimates are subject to a large degree of variability which could have a significant impact on our condensed consolidated financial statements. Through January 24, 2011, we paid a fixed rate of approximately 3.0% and received one-month LIBOR which approximated 0.2% on this interest rate swap.

        During the three months ended March 31, 2010 and the year ended December 31, 2009, several derivative instruments were early terminated by us and our 50% owned joint ventures. In certain instances these early terminations resulted in balance sheet adjustments and in reclassifications of deferred losses, net of tax, from accumulated other comprehensive income (loss) into operations. Disclosures related to these transactions have been included in our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, and in our Annual Report on Form 10-K, as amended, for the years ended December 31, 2010 and 2009.

        The activity in deferred gains (losses) on derivatives included in accumulated other comprehensive income (loss) is as follows (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Deferred losses on derivatives included in accumulated other comprehensive income (loss), beginning balance	$—	$(1,985)
Losses reclassified from other comprehensive income (loss) into operations as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur	—	1,985

Deferred losses on derivatives included in accumulated other comprehensive income (loss), ending balance	$—	$—

6. Derivative Instruments (Continued)

        Presented below are the effects of derivative instruments on our condensed consolidated statements of operations (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Amounts included in change in fair value of derivative instruments:
Gains from interest rate swaps	$397	$—
Losses from interest rate cap	—	(41)

Net gains (losses) for derivatives not designated as hedging instruments	397	(41)
Total derivative gain (losses) included in change in fair value of derivative instruments	397	(41)

Amounts included in reorganization items:
Gains from interest rate swaps	—	964

Amounts included in interest and other expense from joint ventures:
(Losses) gains for derivatives not designated as hedging instruments	—	(22,221)
Losses reclassified from accumulated other comprehensive income (loss) into operations (effective portion)	—	(386)
Losses reclassified from accumulated other comprehensive income (loss) into operations as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur	—	(2,667)

Total derivative (losses) gains included in interest and other expense from joint ventures	—	(25,274)

Total derivative gains (losses) included in condensed consolidated statements of operations	$397	$(24,351)

        The difference between amounts received and paid under our interest rate swap agreements, as well as any costs or fees, is recorded as an addition to, or reduction of, interest expense as incurred over the life of the interest rate swaps. The net effect of the interest rate swaps and interest rate cap resulted in an increase in interest expense of approximately $0.5 million and $1.7 million for the three months ended March 31, 2011 and 2010, respectively. In addition, our proportionate share of the net effect of interest rate swaps of our 50% owned joint ventures is reflected as an increase or decrease in interest and other expense from joint ventures in our condensed consolidated statements of operations, and totaled approximately $0.1 million and $26.8 million for the three months ended March 31, 2011 and 2010, respectively.

6. Derivative Instruments (Continued)

        The fair values of our outstanding derivative instruments are recorded in our condensed consolidated balance sheets as follows (amounts in thousands):

	Fair Value at
Balance Sheet Classification	March 31, 2011	December 31, 2010
	(unaudited)
Derivatives not designated as hedging instruments:
Interest rate swaps (a):
Liabilities subject to compromise	$144,003	$144,003
Accrued expenses and other current liabilities	8,937	9,334

Total liability derivatives	$152,940	$153,337

Interest rate cap:
Other assets, net	$—	$42

Total asset derivatives	$—	$42

(a)
Includes termination settlement amounts of interest rate swaps that were early terminated.

7. Fair Value Measurements

        The Company measures the fair value of its deferred compensation assets and liabilities and available-for-sale securities on a recurring basis pursuant to ASC Topic 820, Fair Value Measurements and Disclosures, which utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs include inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable, and include situations in which there is little, if any, market activity for the asset or liability at the measurement date.

7. Fair Value Measurements (Continued)

        The following table presents information about our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2011, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (amounts in thousands, unaudited):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at March 31, 2011
Assets
Available-for-sale securities	$223	$—	$—	$223

Total assets measured at fair value on a recurring basis	$223	$—	$—	$223

Liabilities
Liabilities subject to compromise:
Deferred compensation liabilities	$1,258	$—	$—	$1,258

Total liabilities measured at fair value on a recurring basis	$1,258	$—	$—	$1,258

        The fair values of available-for-sale securities and deferred compensation liabilities are based on quoted prices in active markets.

8. Stockholders' Equity

  Other Comprehensive Income

        ASC Topic 220, Comprehensive Income requires companies to disclose other comprehensive income (loss) and the components of such income (loss). Comprehensive income (loss) is the total of net income (loss) and all other non-stockholder changes in equity, and includes unrealized gains (losses) on available-for-sale securities and the amortization of unrecognized pension and postretirement benefit plan liabilities. In addition, comprehensive income (loss) includes recognition of deferred mark-to-market adjustments on interest rate swaps that were previously designated as hedging instruments, as well as our 50% share of deferred mark-to-market adjustments on interest rate swaps previously designated as hedging instruments at Green Valley Ranch and Aliante Station. Comprehensive loss was computed as follows (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Net loss	$(10,026)	$(53,533)
Mark-to-market valuation of interest rate swaps, net of tax	—	1,985
Unrealized (losses) gains on available-for-sale securities, net of tax	(31)	(37)
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	(10)	(11)

Comprehensive loss	$(10,067)	$(51,596)

8. Stockholders' Equity (Continued)

        The components of accumulated other comprehensive income (loss) are as follows (amounts in thousands):

	March 31, 2011	December 31, 2010
	(unaudited)
Unrealized loss on available-for-sale securities, net of tax	$(196)	$(165)
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	198	208

Accumulated other comprehensive income	$2	$43

        During the three months ended March 31, 2010, the Green Valley Ranch interest rate swap was terminated and as a result, the remaining $2.0 million balance of deferred losses, net of tax, in accumulated other comprehensive loss was reclassified to operations.

9. Share-Based Compensation

        Long-term incentive compensation is provided in the form of non-voting limited liability company membership interests in FCP and Fertitta Partners LLC, a Nevada limited liability company ("Fertitta Partners") pursuant to the Second Amended and Restated Operating Agreement of Fertitta Colony Partners and the Amended and Restated Operating Agreement of Fertitta Partners, respectively (collectively "the Operating Agreements"). The Operating Agreements allow certain officers and members of management of the Company to participate in the long-term growth and financial success of the Company through indirect ownership of Class B Units and direct ownership of Class C Units in FCP and Fertitta Partners. The purpose is to promote the Company's long-term growth and profitability by aligning the interests of the Company's management with the interests of the owners of the Company and by encouraging retention.

        Upon the consummation of the Merger and during the year ended December 31, 2008, certain members of management were awarded indirect ownership of Class B Units and direct ownership of Class C Units in each of FCP and Fertitta Partners. The Class C Units include certain call and put provisions as defined in the Operating Agreements, such that under certain circumstances, within ninety days after termination, in certain cases, of the Class C Unit holder's employment with Station, FCP and Fertitta Partners can call the Class C Units and the employee that holds the Class C Units can put the Class C Units back to FCP and Fertitta Partners. The conditions that could result in the employee putting the Class C Units back to FCP and Fertitta Partners are either contingent or within the control of the issuer.

        At March 31, 2011, we had unearned share-based compensation of approximately $22.3 million associated with Class B Units and Class C Units which was originally expected to be recognized through September 2013. The Class B Units and Class C Units are expected to be cancelled as a result of the Chapter 11 proceedings, and the remaining unearned share-based compensation expense will be recognized upon cancellation. During the three months ended March 31, 2011 and 2010, respectively, there were no Class B Units or Class C Units granted.

9. Share-Based Compensation (Continued)

        The following table shows the classification of share-based compensation expense within the accompanying condensed consolidated financial statements (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Total share-based compensation	$3,375	$3,463
Less compensation costs capitalized	—	(59)

Share-based compensation recognized as expense	$3,375	$3,404

Casino	$2	$34
Selling, general and administrative	164	663
Corporate	3,172	1,942
Development and preopening	37	765

Share-based compensation recognized as expense	3,375	3,404
Tax benefit	(1,182)	(1,191)

Share-based compensation expense, net of tax	$2,193	$2,213

10. Future Development

  Native American Development

        See Note 4 for information regarding the Company's Native American development activities.

  Land Held for Development

        As of March 31, 2011, we had $240.8 million of land held for development consisting primarily of eleven sites that are owned or leased, which includes 368 acres in the Las Vegas valley, 772 acres in northern California and 200 acres in Reno, Nevada. The primary gaming-entitled land that we own in the Las Vegas valley consists of 77 acres of land (96 acres including those leased or under contract) on which the Wild Wild West is located and the surrounding area, 71 acres located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest area of Las Vegas, 58 acres also located in southwest Las Vegas at the intersection of Town Center and Interstate 215, 45 acres in the master-planned community of Inspirada located in Henderson, Nevada, 58 acres located on the southern end of Las Vegas Boulevard at Cactus Avenue, and 30 acres on Boulder Highway at the site formerly known as the Castaways Hotel Casino and Bowling Center.

        In December 2008, we amended the lease and purchase agreement for the 19-acre parcel of land on which the Wild Wild West is located. Under the amended agreement, we have an option to purchase the land for a purchase price of $36 million. The amended lease also includes options to purchase the land in July 2023, 2044 and 2065 for a purchase price equal to fair market value as of July 2022, 2043 and 2064, respectively. No amounts related to these purchase options have been recorded on our condensed consolidated balance sheets at December 31, 2010. In March 2011, we were notified by the lessor that the lease had been terminated. We are currently in negotiations regarding possible modifications to this lease, however we can provide no assurance that we will be able to reach an agreement with the lessor.

        Our decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of acceptable financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to proceed with any particular project.

11. Write-downs and other charges, net

        Write-downs and other charges, net includes various pretax charges to record losses on asset disposals and other non-routine transactions. The components of write-downs and other charges, net were as follows (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Loss on disposal of assets, net	$62	$143
Lease termination	82	—
Gain on land disposition	—	(74)
Severance expense	135	540
Legal settlement	—	6,100

Write-downs and other charges, net	$279	$6,709

12. Reorganization Items

        Reorganization items represent amounts incurred as a direct result of the Chapter 11 Cases and are presented separately in the condensed consolidated statements of operations. The components of reorganization items were as follows (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Professional fees and retainers	$9,380	$19,736
Adjustment of swap carrying values to expected amounts of allowed claims	—	(964)
Other	238	479

Reorganization items, net	$9,618	$19,251

        Professional fees include financial, legal and other services directly associated with the reorganization process. Cash payments for professional fees and retainers and other reorganization items for the three months ended March 31, 2011, and March 31, 2010 totaled $7.9 million and $14.7 million, respectively.

13. Retirement Plans

        Effective as of November 30, 1994, we adopted the Supplemental Executive Retirement Plan (the "SERP"), which is an unfunded defined benefit plan for the Chief Executive Officer and President as sole participants. On January 21, 2005, Station amended the SERP (the "First SERP Amendment"). The purpose of the First SERP Amendment was to (i) increase the Early Retirement Date (as defined in the SERP) for participants from age 45 to age 50, (ii) increase the Normal Retirement Date (as defined in the SERP) for the participants from age 55 to age 60, (iii) add the President of the Company as a participant, and (iv) include the average annual bonus (in addition to base salary) earned by participants for the three most recent fiscal years in determining Final Annual Compensation (as defined in the SERP). On November 7, 2007, Station further amended the SERP for the purpose of updating the "Change of Control" definition and confirming that the Merger would not constitute a "Change of Control" for purposes of the plan. On April 17, 2008, the Company executed the third amendment of the SERP to increase the Early Retirement Date (as defined in the SERP) for participants from age 50 to age 60 and increase the Normal Retirement Date (as defined in the SERP) for participants from age 60 to age 65.

13. Retirement Plans (Continued)

        Effective as of November 30, 1994, we adopted the Supplemental Management Retirement Plan (the "SMRP"), which is an unfunded defined benefit plan. Certain key executives (other than the Chief Executive Officer and President) as selected by the Board of Directors are able to participate in the SMRP. On November 7, 2007, Station amended the SMRP for the purpose of updating the "Change of Control" definition under the plan and confirming that the Merger would not constitute a "Change of Control" for purposes of the plan. On April 17, 2008, the Company executed the second amendment of the SMRP to increase the Early Retirement Date (as defined in the SMRP) for participants from age 55 to age 60 and increase the Normal Retirement Date (as defined in the SMRP) for participants from age 60 to age 65.

        The components of the net periodic pension benefit cost related to the SERP and SMRP consist of the following (amounts in thousands, unaudited):

	Three months ended March 31,
	2011	2010
Service cost	$476	$427
Interest cost	369	324
Amortization of prior service credit	(16)	(16)

Net periodic pension cost	$829	$735

14. Income Taxes

        For the three months ended March 31, 2011 and 2010, our effective tax rates were 34.3% and 4.3%, respectively. The projected book loss for 2011 is significantly lower than the projected book loss for 2010. In addition, there were significant increases to the 2010 valuation allowance that caused a reduction in the prior year effective tax rate. Accordingly, the effective tax rate for the three months ended March 31, 2011 was higher than the prior period.

15. Commitments and Contingencies

  Luckevich, Scott and St. Cyr Litigation

        On February 4, 2008, Josh Luckevich, Cathy Scott and Julie St. Cyr filed a purported class action complaint against the Company and certain of its subsidiaries in the United States District Court for the District of Nevada, Case No. CV-00141 (the "Federal Court Action"). The plaintiffs are all former employees of the Company or its subsidiaries. The complaint alleged that the Company and its subsidiaries (i) failed to pay its employees for all hours worked, (ii) failed to pay overtime, (iii) failed to timely pay wages and (iv) unlawfully converted certain earned wages. The complaint in the Federal Court Action sought, among other relief, class certification of the lawsuit, compensatory damages in excess of $5,000,000, punitive damages and an award of attorneys' fees and expenses to plaintiffs' counsel.

        On October 31, 2008, the Company filed a motion for judgment on the pleadings. During a hearing on that motion, the United States District Court questioned whether it had jurisdiction to adjudicate the matter. After briefing regarding the jurisdiction question, on May 16, 2009, the United States District Court dismissed the Federal Court Action for lack of jurisdiction and entered a judgment in the Company's favor. Subsequently, on July 21, 2009, the plaintiffs filed a purported class action complaint against the Company and certain of its subsidiaries in the District Court of Clark County, Nevada, Case No. A-09-595614-C (the "State Court Action"). The complaint in the State Court Action alleged substantially the same claims that were alleged in the complaint in the Federal Court Action.

15. Commitments and Contingencies (Continued)

        On August 19, 2009, the corporate defendants, other than the Company, filed an answer responding to the complaint. Subsequently, on August 27, 2009, the corporate defendants, other than the Company, filed a motion to stay the State Court Action pending the resolution of the Company's chapter 11 case. That motion was granted on September 30, 2009.

        On or about April 30, 2010, the Company and the plaintiffs reached an agreement to settle all claims asserted or that could have been asserted in the State Court Action. Under the terms of the settlement:

          a.     Persons who were employed by the Company or its subsidiaries at any time between February 4, 2005 and January 28, 2009 will have an aggregate allowed $5 million general unsecured claim in the Company's bankruptcy.

          b.     The Company would set aside approximately $1.3 million in an interest-bearing bank account. After the deduction of fees, costs and other expenses associated with the settlement, the remaining proceeds would be distributed equally to all persons who were employed by the Company or its subsidiaries at any time between January 29, 2009 and the date of the preliminary approval of the settlement by the Bankruptcy Court.

        On June 17, 2010, the State Court Action was removed to the Bankruptcy Court by agreement of the parties.

        On July 16, 2010, the Bankruptcy Court granted preliminary approval of the settlement, and directed the parties to provide notice to the current and former employees covered by the State Court Action of their right to object to the settlement and/or be excluded therefrom. No objections to the settlement were filed.

        On October 26, 2010, the Bankruptcy Court granted final approval of the settlement. The proceeds referenced in paragraph (b) above were distributed in full on December 10, 2010.

        The expense related to this legal settlement was accrued during the year ended December 31, 2010 and the related liability is classified in liabilities subject to compromise in the accompanying condensed consolidated balance sheet.

        Pursuant to the Joint Plan of Reorganization, among other things, general unsecured creditors, including the employees referenced in paragraph (a) above, were to receive warrants referred to in the Plan as the NPH Warrants. On December 13, 2010, the Company filed a motion with the Bankruptcy Court asking that the Plan be modified so that the Company would not need to distribute an NPH Warrant worth approximately 13¢ to each of the employees referenced in paragraph (a) above (the "Plan Modification Motion"). On January 21, 2011, the Bankruptcy Court entered an order granting the relief sought in the Plan Modification Motion.

  Bankruptcy Proceedings

        On July 28, 2009, the Debtors filed voluntary petitions in the Bankruptcy Court under chapter 11 of the Bankruptcy Code. On February 10, 2010, GV Ranch Station, Inc., a wholly-owned subsidiary of Station Casinos, Inc. that manages and owns 50% of Green Valley, filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code.

        On July 28, 2010, the Debtors filed the Plan and Disclosure Statement. The Bankruptcy Court entered an order approving the Disclosure Statement on July 29, 2010. The Bankruptcy Court entered an order confirming the Plan on August 27, 2010.

        On March 9, 2011, the GVR Purchaser an indirect subsidiary of New Station, and the GVR Seller entered into the GVR Asset Purchase Agreement, pursuant to which the GVR Purchaser will purchase

15. Commitments and Contingencies (Continued)

substantially all of the assets and assume certain specified liabilities of the GVR Seller for $500 million through a prepackaged plan of reorganization. The GVR Asset Purchase Agreement is subject to, among other things, the bankruptcy court entering a confirmation order confirming the chapter 11 plan of reorganization of the GVR Seller.

        On March 22, 2011, the subsidiaries of the Company that are sellers under the Asset Purchase Agreement and the Company's 50%-owned joint ventures the GVR Seller and Aliante commenced a solicitation of approvals for the Subsidiary Plan to implement and facilitate the sale and related restructuring transactions described in the Asset Purchase Agreement, the GVR Asset Purchase Agreement and a reorganization of Aliante, pursuant to which its lenders would receive the equity of Aliante and $45 million in secured loans in exchange for their claims. The Subsidiary Chapter 11 Cases were filed on April 12, 2011.

        This report is not intended to be, and should not in any way be construed as, a solicitation of votes on the Joint Plan of Reorganization or the Subsidiary Plan. The Joint Plan of Reorganization and the Disclosure Statement have been filed with the Bankruptcy Court and were filed with the Securities and Exchange Commission by the Company on its Current Report on Form 8-K dated July 28, 2010, which is publicly available at http://www.sec.gov. The Company concluded its solicitation of acceptance of the Joint Plan of Reorganization and received its confirmation from the Bankruptcy Court on August 27, 2010. Although the Joint Plan of Reorganization was confirmed by the Bankruptcy Court on August 27, 2010, there can be no assurance that the transactions contemplated by the Asset Purchase Agreement or the Joint Plan of Reorganization will be consummated.

        The Debtors continue to conduct their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

16. Debtor Condensed Combined Financial Statements

        As discussed in Note 1, on July 28, 2009, the Company and certain of its affiliates filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, under chapter 11 of title 11 of the United States Code, and on February 10, 2010, GV Ranch Station, Inc., a wholly-owned subsidiary of Station Casinos, Inc. that manages and owns 50% of Green Valley Ranch filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code.

        The following condensed combined balance sheets as of March 31, 2011 and December 31, 2010, condensed combined statements of operations for the three months ended March 31, 2011, and March 31, 2010, and condensed combined statements of cash flows for the three months ended March 31, 2011, and March 31, 2010, present the post-petition financial condition, results of operations, and cash flows on a combined basis for Station Casinos, Inc. and its wholly owned subsidiaries that are debtors in the Chapter 11 Cases. The debtor entities included in the following condensed combined financial statements are Station Casinos, Inc., FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC, Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC, Reno Land Holdings, LLC, and GV Ranch Station, Inc.

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED BALANCE SHEETS

(amounts in thousands, except share data)

	March 31, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,527	$2,105
Restricted cash	226,211	199,620
Receivables, net	450	2,662
Inventories	9	9
Prepaid expenses and other current assets	11,013	10,969

Total current assets	245,210	215,365
Property and equipment, net	1,766,463	1,785,439
Intangible assets, net	1,785	1,785
Land held for development	24,192	24,192
Investments in subsidiaries	2,436,359	2,451,828
Other assets, net	30,097	30,120

Total assets	$4,504,106	$4,508,729

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Debtor-in-possession financing	$560,433	$500,533
Accounts payable	267	540
Due to affiliates, net	382	635
Accrued interest payable	495	542
Accrued expenses and other current liabilities	21,144	18,807

Total current liabilities	582,721	521,057
Intercompany payables to non-debtors, net	609,553	672,030
Investment in joint venture, deficit	45,605	38,257
Deferred income tax, net	103,632	108,552
Other long-term liabilities, net	5,247	5,265

Total liabilities not subject to compromise	1,346,758	1,345,161
Liabilities subject to compromise	6,050,287	6,049,816

Total liabilities	7,397,045	7,394,977

Commitments and contingencies
Stockholders' deficit:
Common stock, par value $0.01; authorized 10,000 shares; 41.7 shares issued	—	—
Non-voting common stock, par value $0.01; authorized 100,000,000 shares; 41,674,838 shares issued	417	417
Additional paid-in capital	2,968,023	2,964,648
Accumulated other comprehensive income	2	43
Accumulated deficit	(5,861,509)	(5,849,683)

Total Station Casinos, Inc. stockholders' deficit	(2,893,067)	(2,884,575)

Noncontrolling interest	128	(1,673)

Total stockholders' deficit	(2,892,939)	(2,886,248)

Total liabilities and stockholders' deficit	$4,504,106	$4,508,729

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(amounts in thousands)

(unaudited)

	Three months ended March 31,
	2011	2010
Operating revenues:
Other	$62,439	$62,604
Management fees	6,203	5,354

Total revenues	68,642	67,958

Operating costs and expenses:
Corporate, selling, general and administrative expenses	8,239	8,378
Development	341	1,353
Depreciation and amortization	12,666	11,993
Write-downs and other charges, net	36	6,379

	21,282	28,103

Operating income	47,360	39,855
Equity in losses of non-debtor subsidiaries	(24,741)	(30,245)
Equity in (losses) earnings of joint ventures	(622)	2,437

Operating income and equity in (losses) earnings of non-debtor subsidiaries and joint ventures	21,997	12,047

Other (expense) income:
Interest expense, net	(21,300)	(23,001)
Interest and other expense from joint ventures	(6,725)	(25,669)
Change in fair value of derivative instruments	397	(41)

	(27,628)	(48,711)

Loss before reorganization items and income taxes	(5,631)	(36,664)
Reorganization items, net	(9,618)	(19,251)

Loss before income taxes	(15,249)	(55,915)
Income tax benefit	5,223	2,382

Net loss	(10,026)	(53,533)
Less: net income applicable to noncontrolling interests	1,800	—

Net loss applicable to Station Casinos, Inc. stockholders	$(11,826)	$(53,533)

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Three months ended March 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(10,026)	$(53,533)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,666	11,993
Change in fair value of derivative instruments	(397)	41
Share-based compensation	3,375	3,404
Equity in losses of non-debtor subsidiaries	24,741	30,245
Equity in losses of joint ventures	7,347	23,232
Write-downs and other charges, net	36	—
Reorganization items	9,618	19,251
Changes in assets and liabilities:
Restricted cash	(26,591)	(30,256)
Receivables, net	2,212	(2,457)
Intercompany receivables	(63,520)	(65,697)
Inventories and prepaid expenses	264	(1,554)
Deferred income tax	(5,205)	3,235
Accounts payable	(273)	(40)
Accrued interest	10	1,450
Accrued expenses and other current liabilities	1,156	1,232
Other, net	871	205

Total adjustments	(33,690)	(5,716)

Net cash used in operating activities before reorganization items	(43,716)	(59,249)

Net cash used for reorganization items	(7,895)	(14,697)

Net cash used in operating activities	(51,611)	(73,946)

Cash flows from investing activities:
Capital expenditures	(2,224)	(1,521)
Other, net	(18)	(2,111)

Net cash used in investing activities	(2,242)	(3,632)

Cash flows from financing activities:
Borrowings under DIP Facility	59,900	47,313
Borrowings under Unsecured Revolving Loan Promissory Note	—	29,500
Payments under Term Loan with maturity dates greater than three months	(625)	(625)

Net cash provided by financing activities	59,275	76,188

Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	5,422	(1,390)
Balance, beginning of period	2,105	2,283

Balance, end of period	$7,527	$893

17. Subsequent Events

        Subsequent to March 31, 2011, we did not make scheduled interest payments totaling $2.3 million on the Land Loan.

        On April 12, 2011, the GVR Seller, Aliante Gaming, and a number of Station's wholly-owned subsidiaries filed chapter 11 cases with the Bankruptcy Court in order to implement and facilitate the sale and related restructuring transactions described in the Asset Purchase Agreement, the GVR Asset Purchase Agreement and the proposed reorganization of Aliante pursuant to which its lenders would received the equity of Aliante and $45.0 million in secured loans in exchange for their claims.

        We evaluated all activity of the Company and concluded that no other subsequent events have occurred that would require recognition in the condensed consolidated financial statements or disclosure in the notes to the condensed consolidated financial statements.

QuickLinks

  Exhibit 99.1
STATION CASINOS, INC. (Debtor and Debtor-In-Possession) CONDENSED CONSOLIDATED BALANCE SHEETS (amounts in thousands, except share data)
STATION CASINOS, INC. (Debtor and Debtor-In-Possession) CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (amounts in thousands) (unaudited)
STATION CASINOS, INC. (Debtor and Debtor-In-Possession) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in thousands) (unaudited)
STATION CASINOS, INC. (Debtor and Debtor-In-Possession) NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES (Debtor-In-Possession) CONDENSED COMBINED BALANCE SHEETS (amounts in thousands, except share data)
STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES (Debtor-In-Possession) CONDENSED COMBINED STATEMENTS OF OPERATIONS (amounts in thousands) (unaudited)
STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES (Debtor-In-Possession) CONDENSED COMBINED STATEMENTS OF CASH FLOWS (amounts in thousands) (unaudited)